FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   “Carl R. Jonsson”

Name:   Carl R. Jonsson

Title:   Director

Dated:    June 1, 2004

Exhibit Index

Exhibit

Description

Annual Information Form dated March 29, 2003

ANNUAL INFORMATION FORM

RENEWAL

Form prescribed by National Instrument 44-101

ACREX VENTURES LTD. (the “Company”)

Corporate Name

March 29, 2003

Date of Annual Information Form

December 31, 2002

Date of Latest Financial Year End

4

TABLE OF CONTENTS

2.1 Name and Incorporation 5

2.2 Intercorporate Relationships 5

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS 5

3.1 Three Year History 5

3.2 Significant Acquisitions and Significant Dispositions 6

3.3 Trends 6

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS 6

4.1 General 6

4.2 Asset-backed Securities Outstanding 7

4.3 Property Description and Location. 7

4.4 Risk Factors 7

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION 10

5.1 Annual Information 11

5.2 Dividends 12

5.3 Issued Shares 12

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS 12

6.1 Form 44-101F2 Disclosure 12

6.2 Foreign GAAP 15

ITEM 7. MARKET FOR SECURITIES 15

7.1 Market for Securities 15

ITEM 8. DIRECTORS AND OFFICES 16

8.1 Name, Address, Occupation and Security Holding 16

8.2 Corporate Cease Trade Orders or Bankruptcies 17

8.3 Penalties or Sanctions 17

8.4 Personal Bankruptcies 18

8.5 Conflicts of Interest 18

ITEM 9. ADDITIONAL INFORMATION 18

9.1 Additional Information 18

ITEM 2.

CORPORATE STRUCTURE

2.1        Name and incorporation

Acrex Ventures Ltd. (the “Company”) was incorporated under the British Columbia Companies Act August 1, 1969 under the name St. Elias Explorations Ltd. (N.P.L.).  The Company’s name was changed to Cutlass Exploration Ltd. (N.P.L.) on October 6, 1972, and to Great Hercules Resources Inc. (N.P.L.) on April 27, 1977.  The name was further changed to Pacific Coast Funding & Resources Inc. April 4, 1979, and then to Alliance Resources Ltd. June 12, 1986.  On February 7, 1994 the name was changed to the present name, Acrex Ventures Ltd.

The Head Office of the Company is located at  1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1.  The Records and Registered Offices of the Company are located at 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3.

When the name of the Company was changed from Cutlass Exploration Ltd. (N.P.L.) to Great Hercules Resources Inc. (N.P.L.) in April 1977 the then issued shares were consolidated on a 1 new for 25 old basis. When the name of the Company was changed in 1993 from Alliance Resources Ltd. to the present name of the Company the then issued and outstanding shares were consolidated on a 1 new for 5 old basis.

2.2        Intercorporate Relationships

The Company does not have any subsidiaries.

ITEM 3:

GENERAL DEVELOPMENT OF THE BUSINESS

3.1        Three Year History

No business activities were undertaken by the Company between mid-1999 and September 2000.  The people who comprised previous management of the Company (except Mr. Jonsson) resigned as directors and officers in August, 2000 – at which time the Company’s President, T.J. Malcolm Powell, was appointed Director and President and assumed management of the Company.

By an agreement dated September 5, 2000 the Company agreed to purchase 100% of the issued shares of a private company named “Rapid Response Systems Inc.” (“RR”) in what would have been considered, under the Policies of the Exchange, to be a reverse take-over.  The Company was unable to have the agreement accepted for filing by the Canadian Venture Exchange (now the TSX Venture Exchange) on which the shares of the Company are listed for trading (“Exchange”) because the vendors of RR were unable to supply the material required by the Exchange.  The agreement to purchase the shares of RR was formally cancelled by a termination agreement dated July 25, 2001.

The Company signed an Option Agreement dated September 1, 2001 with Moneta Porcupine Mines Inc. (“Moneta”) of Timmins, Ontario, Canada.  The Company subsequently signed an Amendment with Moneta dated January 17, 2003.  The Agreement, as amended (“Agreement”), covers the mining properties located in Michaud Township, Ontario, Canada described in more detail in Clause 4.3 hereof (“Property”).  Pursuant to the Agreement the Company as optional rights to acquire interests in the Property.  With respect to an area of approximately 210 hectares, lying toward the east end of the Property, and on which is located the Southwest Gold Zone, the Company has the right to earn a 60% interest by expending on the Property not less than $1,000,000 by May 15, 2005 and completing a bankable feasibility study by May 15, 2007.  That date can be extended for up to 3 years by the Company paying to Moneta the following payments on or before the following dates:

May 15, 2007

-

$  50,000

May 15, 2008

-

$150,000

May 15, 2009

-

$250,000

Provided that the Company can make the whole or any part of the extension payments by issuing voting common shares in its capital to Moneta which will be valued on the basis of the average closing price of the Company’s shares on whatever stock exchange they may then be trading on for the 10 trading days prior to the issuance of the shares.

With respect to the balance of the Property the Company will earn a 50% interest therein by spending a total of $1,000,000 on the Property by May 15, 2004.  It can increase the interest that it earns to 70% if it:

(a)

gives a firm Commitment Notice to Moneta on or before December 31, 2004 that it will have spent a total of $2,750,000 on the Property by May 15, 2007;  and

(b)

spends such additional amount on exploration on the Property by May 15, 2007 so that its total expenditures will, by that date, be $2,750,000.

The approximately $400,000 which the Company has already expended on the Property will be credited toward the expenditure requirements.

As the mineral tenures which comprise the Property are all overlying Crown land no surface rights are owned which would interfere with the Company’s exploration work on, or development of, the Property.  The Company anticipates that it will, as and when it may require them, receive from the Government of the Province of Ontario such licences, permits or other approvals as may be necessary.

Effective February 11, 2003 the Company signed an agency agreement with Canaccord Capital Corporation to offer, by private placement, 5,000,000 Units at $0.22 each.  The agreement is described in greater detail in Item 6.1(3).

3.2        Significant Acquisitions and Significant Dispositions

(1)

The Company has not effected any significant dispositions in the last three years.

(2)

The only significant acquisition by the Company was of the Agreement with Moneta referred to in Clause 3.1.  The Agreement with Moneta is arm’s-length.  It has had a significant impact on the Company and its financial position – in that it is the only property interest of significance held by the Company.

3.3        Trends

Since the Company acquired its option agreement on the Property from Moneta there have been increases in the international trading price of gold.   This is expected to have a material positive effect on the Company and to significantly increase the value of the gold content of the Property.  It is also expected to improve the ability of the Company to secure the necessary funding to enable it to undertake additional exploration work on the Property.

ITEM 4.

NARRATIVE DESCRIPTION OF THE BUSINESS

4.1        General

The Company’s sole business is the maintenance of its option rights on the Property and the funding of exploration work on the Property.  Exploration work – including diamond drilling – has been conducted on the Property – the total costs of which are estimated by the Company to be approximately $400,000.  The

Company has not carried on any other business or business activities.  The Company has had no earnings.  The Company does not have any employees and its activities, to date, have been conducted by officers of the Company or independent contractors.

4.2        Asset-backed Securities Outstanding

The Company does not have any asset-backed securities outstanding.

4.3        Property Description and Location.

(a)

Michaud Property

The Michaud property, located near Timmins in the Province of Ontario, Canada, is the subject of a Report by Henry M. Meixner, P.Geo., dated March 28, 2003 (the “Meixner Report”) – which has been filed with the British Columbia, Alberta and Ontario Securities Commissions by SEDAR.  Reference is made to the Meixner Report for an extensive description of the Property and, in particular, with respect to the principal categories of information required to be included in an Annual Information Form, being

-

Property Description and Location

-

Accessibility, Climate, local Resources, Infrastructure and Physiography

-

History

-

Geological Setting

-

Exploration

-

Mineralization

-

Drilling

-

Sampling and Analysis

-

Security of Samples

-

Mineral Resource and Mineral Reserve Estimates

-

Mining Operations

-

Exploration and Development

-

Tenure numbers, sizes and expiry dates

(b)

Labrador Claims

The Company has purchased a block of mineral claims which are located in the Nunavik (Ungava) region of Northern Quebec.  The claims are located in the general area of a recent substantial increase in claim staking.  The Company has no technical information with respect to the ground covered by the claims and has purchased the claims entirely on a speculative basis.  The Company does not consider this property to be material to it.

4.4        Risk Factors

The securities of the Company must be considered speculative, generally because of the nature of the Company’s business and its stage of development.  In addition to the other information in this Form the following risks should be considered:

(a)

Mineral Exploration and Development

The Property is in the exploration stage and is without a known body of commercial ore.  Development of the Property will only proceed upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that even if a body of commercial ore is discovered on the Property, a mine will be brought into commercial production.  The feasibility of developing a mineral deposit once discovered is dependent on a number factors, including the particular attributes of the deposit, such as size, grate and proximity to infrastructure, metal prices and government regulations.

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programmes, which may be affected by a number of factors which are beyond the control of the Company.  .

(b)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The operations which the Company proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment  and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes.  Although the Company will, when appropriate, secure additional liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.  The Company presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire-fighting costs.

(c)

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades to justify development of the deposit, or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

(d)

Environmental Factors and Government Regulation

All phases of the Company’s operations will subject to environmental regulation – pursuant to the laws and regulations of Ontario, Canada.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.  There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property.  Environmental hazards may exist on the Property which are unknown to the Company at present which have been caused by previous or existing owners or operators of the Property.

The exploration programmes carried on by the Company on the Property in 2002 – and to be carried on in 2003 – do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

(e)

Additional Financing

The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration programmes on the property beyond 2003.  The exploration of the Property beyond 2003 will therefore depend on the Company’s ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on the Property.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interest in the Property.

(f)

Metal Prices

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of gold and base metals or interests related thereto.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company’s operations cannot be accurately predicted.

(g)

Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable properties for exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may, as a result, have its interest in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programmes.

(h)

Governmental Regulation

Exploration and development of the Property will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labour;  (ii) mining law;  (iii) restrictions on production;  price controls;  tax increases;  (iv) maintenance of claims;  (v) tenure;  and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the Property.  To the extent such approvals are required and not obtained, the Company’s planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the Property, or calling for corrective or remedial measures requiring considerable capital investment.  Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.

It is not possible to, at this date, calculate what, if any, separate costs might be incurred by the Company in subsequent years to comply with government regulations.  Compliance with governmental regulations is included in the Company’s regular performance of its work and the Company has no separate budget for, nor undertakes any separate or special efforts to, regulation compliance.

(i)

Claims Titles and Aboriginal Rights

Aboriginal rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Property.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation.

Other parties may dispute Moneta’s title to the Property and the Property may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

(j)

Management

The Company does not have any employees and its affairs are managed by its officers with assistance of the small number of non-executive directors.  Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel.  The Company does not have employment contracts with its officers – nor does it maintain key-man life insurance on them.

(k)

Conflicts of Interest

There are no existing material conflicts of interest between the Company and any of its directors or officers.  However, certain directors and officers of the Company are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration.  To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions.  Conflicts of interest affecting the directors and officers of the Company will be governed by the Company Act (British Columbia) and other applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

ITEM 5.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1        Annual Information

The following information is provided for each of the three most recently completed financial years – ending December 31st of each such year.  This financial information is derived from, and should be read in conjunction with, the audited financial statements of the Company prepared as of December 31, 2000, 2001 and 2002.

Annual Financial Data for the Three Fiscal Years ended December 31, 2002

(in dollars)

	December 31, 2002	December 31, 2001	December 31, 2000
1. Net sales or total revenues	Nil	Nil	Nil
2. Income from continuing operations in total Income per share on a fully diluted basis	Nil Nil	Nil Nil	Nil Nil
3. Net loss in total Net loss per share on a fully diluted basis	(236,855) (0.04)	(91,797) (0.029)	(66,932) (0.021)
4. Total Assets	972,513	24,538	22,598
5. Total long-term financial liabilities	Nil	Nil	Nil
6.Cash dividends declared	Nil	Nil	Nil

Because the Company is a mineral exploration company which has never had any mining production operations, nor revenue, the above annual figures are not significant – other than to indicate the amount of the expenditures by the Company on exploration work and administration in each of the years.  The figures essentially represent variances in the Company’s levels of activity – which, in turn, have been largely dictated by the amount of funding which the Company has had available from time to time to expend on exploration.

5.2        Dividends

The Company has never paid any dividends and does not have a dividend policy.  The Company is not under any restriction that would prevent it from paying dividends if it generated profits from which dividends could be properly paid.

5.3        Issued Shares

The Company has 8,038,616 shares issued.

ITEM 6.

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.1        Form 44-101F2 Disclosure

(1)

General

The Company is a single-purpose company which has not yet commenced any operations from which it has received revenues – and accordingly an analysis of its financial condition, cash flows, results of operations, comparison with previous financial years is essentially meaningless.  Each year, as the Company has funding available, and/or its geological consultants have recommended conducting exploration work on properties in which it has interests, it has undertaken such work to the extent of available funding – and has, where possible, attempted to raise additional funding – for the exploration work and the payment of the Company’s general administrative costs.  The Company has to constantly fund the general and administrative expenses which every public company must expend to maintain itself in good standing and in compliance with the regulatory requirements imposed upon it by and under the British Columbia Securities

                     Commission’s requirements, the requirements of the TSX Venture Exchange (on which its shares are listed for trading) and the B.C. Company Act (under which it is incorporated).

Management has essentially followed a policy of raising money in amounts required and as and when required.  The funding has all been by the sale of shares through private placement sales and the exercise of share purchase warrants and share purchase options.  Changes in annual and quarterly expenditures and fund-raisings have varied based on need for funds and availability of funds – and Management’s assessment of the financial requirements for the advancement of the Project.

For comparison of various material aspects of the Company’s financial condition on an annual basis, reference is made to Item 5.1 above – and to sub-clause 2 below.

The Company’s principal objective is to undertake a significant exploration programme - consisting primarily of diamond drilling – on the Michaud Property.  Management of the Company is confident that, to the extent that any permits or approvals are required for such work, they will be obtained on a routine basis – and the Company does not anticipate any matters arising which would preclude the Company carrying out the proposed exploration work –other than inadequacy of funding.

The Company does not use financial instruments – and hence has no policy for controlling risks associated with financial instruments nor any policies for the hedging of risk exposures.

The Company is subject to risks and uncertainties and reference is made to Item 4.4 for a description of those risks.

(2)

Quarterly information

The following information is provided for the 8 most recently completed quarters ending as of the Company’s most recently completed financial year – i.e. December 31, 2002.

All figures below are in Canadian dollars

	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
1. Net sales or total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
2. Income from continuing operations Income per share on a fully diluted basis	(236,855) (0.04)	(162,640) (0.03)	(75,358) (0.014)	(11,624) (0.004)	(92,248) (0.029)	(45,911) (0.015)	(24,050) (0.008)	(22,056) (0.007)
3. Net loss (gain) Net loss (gain) per share on a fully diluted basis	(236,855) (0.04)	(162,640) (0.03)	(75,358) (0.014)	(11,624) (0.004)	(91,797) (0.029)	(45,460) (0.014)	(23,599) (0.008)	(22,056) (0.007)
4. Total Assets	972,513	1,100,968	1,207,901	30,682	24,538	3,743	6,984	13,168
5. Total long-term financial liabilities		Nil	Nil	Nil	nil	Nil	Nil	Nil
6. Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(3)

Liquidity and capital resources

The Company has on hand working capital of approximately $470,000.  The Company, on February 11, 2003, retained Canaccord Capital Corporation to act as agent for a brokered private placement of up to 5,000,000 Units at a price of $0.22 per Unit – to provide the Company with gross proceeds of $1,100,000.

Each Unit will consist of 1 share of the Company and one-half a Warrant.  A full Warrant will be exercisable for 18 months from closing to buy an additional share of the Company at $0.27.

Canaccord will receive a cash commission of 9% of the proceeds realized from the sale of Units, of which Canaccord may elect to be paid up to half in Units, and agent’s warrants, having the same terms as the Warrants included in the Units, entitling Canaccord to buy shares equal to 20% of the number of Units sold.  Canaccord will also receive an administration fee payable in cash and shares and reimbursement of its expenses.

The placement will be offered in British Columbia, Alberta, Manitoba and Ontario and, potentially, in the U.S. and in offshore jurisdictions.  Any shares issued as part of the Units, and any shares issued upon the exercise of Warrants, will be subject to a 4-month hold period.  The offering is subject to final documentation and acceptance by the TSX Venture Exchange.

The brokered private placements, on the assumption that they are successfully completed, will provide the additional funds that will be required to pay all of the Company’s ongoing general and administrative costs for at least the rest of 2003 and to finance the proposed 2003 drilling programme on the Property – which it is presently estimated will cost $700,000.  Management of the Company anticipates that if the results of the 2003 exploration programme on the Property are favourable the Company will be able to raise additional equity financing to pay for additional exploration programmes on the Property.  The Company does not have any agreements in existence which would guarantee additional funding for the Company.  The Company also has share purchase options and share purchase warrants outstanding and if these or any of them are exercised the Company will receive additional funding.

 (4)

Results of operations

The Company has not had any operations, as such, other than the exploration work it has done on its mineral properties – which are described in the Meixner Report.

6.2        Foreign GAAP

The financial statements of the Company are prepared to Canadian Generally Accepted Accounting Principles and not pursuant to any foreign GAAP.

ITEM 7.

MARKET FOR SECURITIES

7.1        Market for Securities

The issued common shares of the Company are listed for trading on the TSX Venture Exchange.  None of the Company’s securities are listed for trading or quoted on any other Exchange or quotation system.

ITEM 8.

DIRECTORS AND OFFICES

8.1        Name, Address, Occupation and Security Holding

Name and Municipality of Residence	Positions Held and Period Served	Shares held directly or indirectly - # and % of issued
T.J. Malcolm Powell(2) Richmond, B.C.	Director, Promoter and President of the Company since August 3, 2000	1,283,415 (1)
Frank A. Lang West Vancouver, B.C.	Director and Chairman of the Board since October 2, 2001	253,333
Carl R. Jonsson Vancouver, B.C.	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	235,125
Gregory G. Crowe (2) Bowen Island, B.C.	Director since July 25, 2001	23,196
Arthur G. Troup (2) West Vancouver, B.C.	Director since September 25, 2001	35,100

(1)

The shares shown to be held by Mr. Powell are held directly by him or indirectly by his wholly owned private company, Arbutus Enterprises Ltd.

(2)

Persons thus indicated are members of the Audit Committee.

Principal Occupation or Employment During the Past Five Years

Frank A. LANG

Mr. Lang’s full-time occupation during the past 5 years has been to act as a Director, President, Chief Executive Officer and/or Chairman of the Board of the various companies which have comprised the Lang Group of Companies, all of which are involved in mineral exploration.  The publicly traded companies presently comprising the Lang Group of Companies are Valerie Gold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc., and Cream Minerals Ltd.

T.J. Malcolm POWELL

Mr. Powell has, since November 1998, acted in an independent contractor capacity as the person responsible for shareholder, investor and public relations for the various companies comprising the Lang Group of Companies.  Mr. Powell was also appointed the Chief Executive Officer of the Company November 30, 2001.

Carl R. JONSSON

Mr. Jonsson is a principal of the Vancouver law firm of Tupper Jonsson & Yeadon.

Gregory C. CROWE

Mr. Crowe has acted as geological consultant to numerous companies involved in mineral exploration and is a registered P.Geol. in the Province of Alberta and a registered P.Geo. in the Province of British Columbia.  Since July 1, 2002 Mr. Crowe’s principal occupation has been as President and Chief Executive Officer of Entre Gold Inc.

Arthur G. TROUP

For the past 5 years Mr. Troup has been the Vice-President, Exploration of the companies comprising the Lang Group of Companies.

8.2        Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Company, or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company is, or within the 10 years before the date of this AIF, has been, a director or officer of any other issuer that, while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order, or order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

8.3        Penalties or Sanctions

Penalties or sanctions imposed on any director, officer or insider by any court relating to securities or any securities commission or exchange:

Nil

8.4        Personal Bankruptcies

Details of any personal bankruptcies of any directors, officers or insiders of the Company within the past 10 years:

Nil

8.5        Conflicts of Interest

It is not considered that there are any existing or potential material conflicts of interest between the Company and any director or officer of the Company.  But see Clause 4.4(k).

ITEM 9.

ADDITIONAL INFORMATION

9.1        Additional Information

(1)

The Company will, upon request to its Secretary, provide to any person or company

(a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)

one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (1), (ii) or (iii);  or

(b)

at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

(2)

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company’s Information Circular for its most recent annual meeting of its shareholders dated May 15, 2002, and additional financial information is provided in the Company’s audited comparative financial statements for its most recently completed financial year – which ended December 31, 2002.

DATED at Vancouver, British Columbia this 29th day of March, 2003.

“T.J. Malcolm Powell”

T.J. Malcolm Powell,

President and CEO